UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Tier Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

88650Q100

(CUSIP Number)

John C. Rutherford

265 Franklin Street

18th Floor

Boston, MA 02110

Telephone: (617) 960-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

WITH A COPY TO:

Joshua N. Korff

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022

(212) 446-4800

October 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Giant Investment, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(1)	7.	Sole Voting Power

	8.	Shared Voting Power 1,548,712

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,548,712

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 1,548,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions) OO

(1) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Parthenon Investors II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(2)	7.	Sole Voting Power

	8.	Shared Voting Power 1,504,883

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,504,883

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(2) 1,504,883

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%

14.	Type of Reporting Person (See Instructions) PN

(2) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PCap Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(3)	7.	Sole Voting Power

	8.	Shared Voting Power 1,504,883

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,504,883

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(3) 1,504,883

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%

14.	Type of Reporting Person (See Instructions) OO

(3) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PCap II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(4)	7.	Sole Voting Power

	8.	Shared Voting Power 1,504,883

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,504,883

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(4) 1,504,883

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%

14.	Type of Reporting Person (See Instructions) OO

(4) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John C. Rutherford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With(5)	7.	Sole Voting Power

	8.	Shared Voting Power 1,548,712

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,548,712

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(5) 1,548,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions) IN

(5) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ernest K. Jacquet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With(6)	7.	Sole Voting Power

	8.	Shared Voting Power 1,548,712

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,548,712

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(6) 1,548,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions) IN

(6) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

This Statement on Schedule 13D/A (this "Statement") relates to the shares of Common Stock, par value $0.01 per share , (the "Common Stock") of Tier Technologies, Inc. ("Tier"). This Statement is filed by Giant Investment, LLC, a Delaware limited liability company (“Giant”); Parthenon Investors II, L.P., a Delaware Limited Partnership (“Parthenon”); PCap Partners II, LLC, a Delaware limited liability company (“PCap Partners”); PCap II, LLC, a Delaware limited liability company (“PCap II”); John C. Rutherford and Ernest K. Jacquet.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D originally filed on July 15, 2005 and amended on August 9, 2005, December 19, 2005 and February 9, 2007 is hereby amended further as follows:

CUSIP No. 88650Q100

Item 5.	Interest in Securities of the Issuer
Item 5 has been amended or supplemented as follows: As of October 10, 2007:

(a)-(b)  Giant directly beneficially owns 1,548,712 shares of Common Stock, representing 7.6% of the outstanding Common Stock of Tier based on 20,402,356 shares of Common Stock outstanding as reported in Tier’s quarterly report on Form 10-Q filed on August 9, 2007.  Accordingly, as parents of Giant, each of Parthenon (managing member of Giant), PCap Partners (general partner of Parthenon) and PCap II (managing member of PCap Partners) may be deemed to beneficially own their proportional interest in the shares of Common Stock directly beneficially owned by Giant, comprising 1,504,883 shares of Common Stock, representing 7.4% of the outstanding Common Stock of Tier.

Additionally, as control persons of various entities indirectly investing in Giant, each of Mr. Rutherford and Mr. Jacquet may be deemed to beneficially own a proportional interest in the shares of Common Stock directly beneficially owned by Giant comprising 1,548,712 shares of Common Stock, representing 7.6% of the outstanding Common Stock of Tier.

(c) The following transactions in the Issuer’s Common Stock were executed by the respective reporting persons identified in the table below, in the 60 days prior to the date of this report.  Each of the transactions were sales of Common Stock and were made in the open market.

Transaction Date	Number of Shares Sold by Giant	Number of Shares Relating to Parthenon, PCap Partners and PCap II’s Proportional Interest (97.17%)	Number of Shares Relating to Rutherford and Jacquet Proportional Interest (100%)	Price Per Share
8/24/2007	10,000	9,717	10,000	$10.01
8/24/2007	288	280	288	$10.10
8/27/2007	5,212	5,065	5,212	$10.13
8/28/2007	100	97	100	$10.10
8/30/2007	19,700	19,142	19,700	$10.10
8/30/2007	300	292	300	$10.11
8/31/2007	300	292	300	$10.10
9/11/2007	3,977	3,864	3,977	$10.05
9/12/2007	3,100	3,012	3,100	$10.06
9/13/2007	6,000	5,830	6,000	$10.05
9/14/2007	11,311	10,991	11,311	$10.07
9/14/2007	2,220	2,157	2,220	$10.10
9/17/2007	81	79	81	$10.10
9/18/2007	300	292	300	$10.10
9/26/2007	22,750	22,106	22,750	$10.10
9/27/2007	6,575	6,389	6,575	$10.10
10/1/2007	44,574	43,313	44,574	$10.18
10/2/2007	23,500	22,835	23,500	$10.26
10/3/2007	25,000	24,293	25,000	$10.50
10/4/2007	100	97	100	$10.75
10/5/2007	24,900	24,195	24,900	$10.77
10/9/2007	25,000	24,293	25,000	$10.90
10/9/2007	25,000	24,293	25,000	$10.94

CUSIP No. 88650Q100

Item 7.	Material to Be Filed as Exhibits
99.1. Joint Filing Agreement

CUSIP No. 88650Q100

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2007

Giant Investment, LLC

By: Parthenon Investors II, L.P., as managing member

By: PCap Partners II, LLC, as general partner

By: PCap II, LLC, as general partner

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

Parthenon Investors II, L.P.

By: PCap Partners II, LLC, as general partner

By: PCap II, LLC, as general partner

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

PCap Partners II, LLC

By: PCap II, LLC, as general partner

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

CUSIP No. 88650Q100

PCap II, LLC

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

/s/ John C. Rutherford
Name: John C. Rutherford

/s/ Ernest K. Jacquet
Name: Ernest K. Jacquet

CUSIP No. 88650Q100

INDEX TO EXHIBITS

Exhibit Number	Document
99.1.	Joint Filing Agreement